ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 17, 2018	Robert M. Schmidt T: 617-951-7831 F: 617-235-9425 Robert.Schmidt@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Sally Samuel, Esq.

Re:	AllianzGI Convertible & Income Fund (File Nos. 333-225293 and 811-21284)
and
AllianzGI Convertible & Income Fund II (File Nos. 333-225290 and 811-21338)

Dear Ms. Samuel:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) regarding (i) Pre-Effective Amendment No. 2 (the “NCV Pre-Effective Amendment”) to the Registration Statement on Form N-2 (the “NCV Registration Statement”) relating to an offering of preferred shares of beneficial interest by AllianzGI Convertible & Income Fund (“NCV”) and (ii) Pre-Effective Amendment No. 2 (the “NCZ Pre-Effective Amendment” and, together with the NCV Pre-Effective Amendment, the “Pre-Effective Amendments”) to the Registration Statement on Form N-2 (the “NCZ Registration Statement” and, together with the NCV Registration Statement, the “Registration Statements”) relating to an offering of preferred shares of beneficial interest by AllianzGI Convertible & Income Fund II (“NCZ” and, together with NCV, the “Funds”). The Pre-Effective Amendments were filed with the SEC on August 15, 2018. We received your comments by telephone on August 16, 2018 and received an additional comment from your colleague, Ken Ellington, on August 17, 2018.

The following sets forth the Staff’s comments and the Funds’ response thereto. Per our telephone discussion, the response to comment 2 below will be reflected in the definitive prospectus and Statement of Additional information that are filed with the SEC pursuant to rule 497 under the Securities Act of 1933, as amended, by each Fund following effectiveness of the Registration Statements. Capitalized terms not otherwise defined herein have the meanings given in the Pre-Effective Amendments.

General

1.

Comment: Please supplementally confirm that, in conjunction with the issuance of the preferred shares being registered, each Fund intends to file an unqualified opinion responsive to Item 25.2(l) as an exhibit to its Registration Statement.

Response: Each Fund confirms that, in conjunction with the issuance of the preferred shares being registered, it will file an opinion responsive to Item 25.2(l) as an exhibit to its Registration Statement.

2.

Comment: The Staff notes that the first paragraph at the top of page 46 of the prospectus includes certain disclosures related to credit default swaps that are unclear and/or inconsistent with changes made in response to prior comments from the Staff regarding the Registration Statements. In particular, in the fourth sentence, please clarify the meaning of “accrued” and please delete the parenthetical. In the fifth sentence, please clarify the meaning of the phrase “on a daily marked-to-market basis.” The Staff notes that similar disclosure appears in each Fund’s Statement of Additional Information. Please make conforming changes as needed.

Response: Each Fund will revise the referenced disclosure as follows (added text underlined and deletions in strikethrough) and will make conforming changes in its definitive prospectus and Statement of Additional Information. As in the Funds’ response to the credit default swap-related items in comment 1 from the Staff’s June 28, 2018 letter regarding the Registration Statements, and the Funds’ response to the Staff’s first comment in its July 30, 2018 comments regarding the Registration Statements, the Funds are undertaking to make these changes solely for the purpose of having the Registration Statements declared effective. The revised disclosure will be observed by the Funds, but does not necessarily represent the position or policy of other Allianz-sponsored funds, each of which is governed by its own registration statement. In addition, the Funds reserve the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions.

Credit default swaps involve greater risks than if the Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risk, among other risks associated with derivative instruments. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller, coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. The Fund’s obligations under a credit default swap will be ~~accrued~~ assessed daily ~~(offset against any amounts owing to the Fund)~~. In connection with credit default swaps in which the Fund is the buyer, the Fund may segregate or “earmark” cash or liquid assets with a value at least equal to the Fund’s exposure (any unpaid premiums owed by the Fund, plus any early termination penalty, to any counterparty), ~~on a daily marked-to-market basis~~ and will assess the adequacy of such segregated assets daily. In connection with credit default swaps in which the Fund is the seller, the Fund may segregate or “earmark” cash or liquid assets with a value at least equal to the full notional amount of the swap. Such segregation or “earmarking” will not limit the Fund’s exposure to loss.

Accounting

3.

Comment: The data in the table on page 36 of the prospectus appears to match data that was included in audited financial reports. Please consider revising the lead-in language to indicate that the information shown was derived from audited financials.

Response: Each Fund will revise the referenced disclosure as follows (added text underlined and deletions in strikethrough):

The following table sets forth certain ~~unaudited~~ information regarding the Fund’s outstanding ARPS as of the end of each of the Fund’s last ten fiscal years. The information is derived from the Fund’s audited financial statements for the applicable fiscal years.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or David C. Sullivan (at 617-951-7362) if you have any questions or require additional information.

Very truly yours,

/s/ Robert M. Schmidt
Robert M. Schmidt

cc: Thomas J. Fuccillo, Esq.

      Craig Ruckman, Esq.

      David C. Sullivan, Esq.